14047908

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8 –68977

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2013** AND ENDING **DECEMBER 31, 2013**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

SEC Mail Processing Section
MAR 04 2014
Washington, DC
124

WHITE BAY PT, LLC **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

2 Rector Street, 16th Floor

NEW YORK, **NEW YORK** **10006**

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Anderson **(646) 738- 4064**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number. SEC 1410 (06-02)

OATH OR AFFIRMATION

I, GARY ANDERSON, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of WHITE BAY PT, LLC, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

x [signature] Signature

CEO

Title

x [signature] 12/19/13

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
NICOLE R GREY
Notary Public
PHILADELPHIA CITY, PHILADELPHIA COUNTY
My Commission Expires Jul 1, 2017

Sworn to and subscribed before me this 19th day of Dec 20 13
Notarizing Signature Only

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

White Bay PT, LLC
Statement of Financial Condition
December 31, 2013

Assets		
Cash and Cash Equivalents	$	497,645
Dividend Receivable		122,000
Due from Broker		594,857
Securities - at market value (note 3)		575,145,867
Other Assets		4,765,400
Total Assets		581,125,769
Liabilities and Member's Caital		
Accounts Payable and Accrued Expenses	$	3,830,783
Due to Broker		384,402,620
Securities Sold, Not Yet Purchased at Market Value (Note 3)		180,167,928
Total Liabilities	$	568,401,331
Commitments and Contingencies (Note 5 and 6)		
Liabilities Subordinated to Claims of General Creditors		
Pursuant to Subordinated Loan Agreements (Note 8)		9,000,000
Captial (Notes 4 and 8)		3,724,438
Total Liabilities and Capital	$	581,125,769

The accompanying notes are an integral part of this statement

WHITE BAY PT LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

1. *Nature of Operations and Summary of Significant Accounting Policies*

Nature of Operations: WHITE BAY PT LLC (the "Company") is a proprietary trading firm and a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Chicago Board Options Exchange ("CBOE"), Philadelphia Stock Exchange, NYSE ARCA, BATS Exchange, Chicago Board Stock Exchange and NASDAQ. The Company is a New York limited liability company formed in April 2012.

Securities and derivative financial instruments: Securities and derivative financial instrument transactions are recorded on a trade-date basis and are valued at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*. Profits and losses from trading securities and derivative instruments are reflected in trading income. Profits and losses from securities held as investments are reflected in investment gain or loss.

Fair value of financial instruments: Substantially all of the Company's assets and liabilities are considered financial instruments and are reported in the statement of financial condition at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Income taxes: The Company elects to be treated as a pass-through entity and files informational income tax returns in various jurisdictions. Accordingly, there is no provision for income taxes recorded in the accompanying financial statements. LLC fees levied at the state level are immaterial and are not separately stated in the statement of operations.

Use of estimates: The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. *Cash and Cash Equivalents*

Cash consists of demand deposits with a commercial bank which at times may exceed the limits of insurance coverage. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on cash.

3. Securities Owned and Sold Short

FASB ASC 820, *Fair Value Measurements and Disclosures*, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access. Securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price or average of bid or ask price on the day of valuation.
>
> Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Securities owned and sold short consist of trading and investment securities reported at fair values, as follows:

	Securities Owned	Securities Sold Short
Equities	$565,454,344	$2,544,019
Option Contracts	2,725,140	165,191,914
Fixed Income	6,966,383	12,431,995
Total	$575,145,867	$180,167,928

All securities owned and sold short are considered to be valued using Level 1 inputs. The Company has agreements with clearing brokers under which the Company pledges securities owned and receivables from clearing brokers as collateral for securities sold short, open futures transactions and margin borrowings.

4. *Members' Equity*

The Company's operating agreement provides that the managing member has sole power and authority to carry out management responsibilities and control day-to-day management of the Company's operations, including distributions and admittance of new members. The entrepreneurial members have no voting rights and do not participate in management of the Company. Entrepreneurial members are traders that have control over their trading accounts in accordance with their agreements. These members have sub-accounts and are responsible for the profits and losses of their respective trading accounts. All assets of the Company are maintained in a pooled non-segregated environment where there is cross risk between capital of all members. The managing member may restrict, halt or terminate an entrepreneurial member's trading activities at any time or for any reason. As a limited liability company, each member's liability is limited to amounts reflected in their respective member's capital account.

5. *Commitments*

Office Lease

The Company rents office space in several locations pursuant to yearly lease agreements. The Company rents office space in Florida for $500 a month. The Company rents office space in Chicago for $1,773 a month. The Company rents office space in New York for $626 a month.

6. *Financial Instruments and Off-Balance-Sheet Risk*

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2013, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2013. At December 31, 2013, the Company had also borrowed securities and pledged securities against these borrowed securities. In connection with its proprietary market making and trading activities, the Company enters into transactions in a variety of securities and derivative financial instruments, primarily exchange-traded equity options, futures contracts, and options on futures contracts. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contractual price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contractual price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. The majority of the Company's transactions with off-balance sheet risk are short-term in duration.

6. *Financial Instruments and Off-Balance-Sheet Risk (continued)*

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded derivative financial instruments, such as options, futures, and options on futures, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

The Company clears its trades through clearing brokers. In the event these entities do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of these entities. The Company attempts to minimize this credit risk by monitoring the creditworthiness of these entities.

7. *Liabilities Subordinated to the Claims of General Creditors*

Subordinated liabilities, evidenced by secured demand note agreements approved by FINRA, mature on August 20th, 2015 and November 27th 2015. Both loans bear interest at 5%.

To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid

8. *Net Capital Requirements*

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2013, the Company had net capital of $7,838,755 which was $6,838,755 in excess of its required net capital of $1,000,000. The Company's net capital ratio was 48.87

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
White Bay PT, LLC
2 Rector Street – 16th Floor
New York, NY 10006

Report on the Financial Statements

We have audited the accompanying statement of financial condition of White Bay PT, LLC, the Company) as of December 31, 2013.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of White Bay PT, LLC, as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 10, 2014

WHITE BAY PT, LLC

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

For the Year Ended December 31, 2013

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

To the Stockholders of
White Bay PT, LLC
140 Broadway 38TH Floor
New York, NY 10005

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by White Bay PT, LLC. ("Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC, solely to assist you in evaluating the Company's compliance with Rule 17a-5(e)(4). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1- Compared the listed assessment payments with respective cash disbursement records entries, noting no exceptions;
2- Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, with the amounts reported in the General Assessment Reconciliation (amended Form SIPC-7) for the year ended December 31, 2013, noting no exceptions;
3- Compared any adjustments reported in the amended Form SIPC-7 with supporting schedules and working papers, noting no exceptions;
4- Proved the arithmetical accuracy of the calculations reflected in the amended Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no exceptions; and
5- Compared the amount of any overpayment applied with the amended Form SIPC-7 on which it was computed, noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Lerner & Sipkin CPAs, LLP

Lerner & Sipkin, CPAs, LLP (NY)
February 10, 2014

WHITE BAY PT, LLC

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment
For the year ended December, 31 2013

Determination of SIPC Net Operating Revenues:

Total Revenues (FOCUS line 12/ Part IIA line 9)	$ 29,847,239
Additions	-
Deductions	(11,014,796)
SIPC Net Operating Revenues	$ 18,832,443

Determination of General Assessment:

SIPC Net Operating Revenues:	$ 18,832,443
General Assessment @ .0025	47,081

Assessment Remittance:

Less: Payment made with SIPC-6 in July	($14,358)
Assessment Balance Due	$ 32,723

Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the year ended December 31, 2013:

SIPC Net Operating Revenues as computed by the Company on amended Form SIPC-7	$ 18,832,443
SIPC Net Operating Revenues as computed above	18,832,443
Difference	$ -